Rad Technologies Inc

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Ad Network	12,860.50
Agency Income	521,867.50
Product Income	137,460.27
Total Income	**$672,188.27**
Cost of Goods Sold	
Cost of Goods Sold	
Cost of labor - COS	
Campaign Management	21,310.64
Creative Design	0.00
Facebook Consulting	4,500.00
Miscellaneous	2,050.00
Project Management	7,000.00
Video Production	21,528.00
Web/Front End Development	38,216.90
Total Cost of labor - COS	**94,605.54**
Equipment Rental - COS	
Audio & Video Equipment Rental	1,433.15
Total Equipment Rental - COS	**1,433.15**
Media	
Digital Display	60,020.15
Facebook	32,209.38
Google Adwords	681.96
Influencer Expense	30,591.76
Total Media	**123,503.25**
Software & SaaS Tools	6,088.60
Socius	12,476.83
Total Software & SaaS Tools	**18,565.43**
Video/Photo/Music Licensing Fees	29.99
Total Cost of Goods Sold	**238,137.36**
Total Cost of Goods Sold	**$238,137.36**
GROSS PROFIT	**$434,050.91**
Expenses	
Ask My Accountant	-100.00
Bad Debt expense	2,212.87
Bank Charges & Fees	3,126.10

Rad Technologies Inc

PROFIT AND LOSS
January - December 2019

	TOTAL
Creative Design, Marketing & Production	
Advertising & Marketing	11,297.95
Photo/Video/Audio Stock Licensing Fees	59.98
Printing/Business Cards	841.75
Promo Items	2,712.48
Web advertising	1,888.98
Total Advertising & Marketing	**16,801.14**
Payroll / Contractors	
Creative Design	82,250.00
Video Production	23,066.00
Total Payroll / Contractors	**105,316.00**
Total Creative Design, Marketing & Production	**122,117.14**
Insurance	
Health Insurance - Reimbursement	17,213.04
Health Insurance Expense	24,222.27
Total Insurance	**41,435.31**
Legal & Professional Services	2,395.44
Accounting Services	28,221.54
Attorney Fees	82,260.50
Total Legal & Professional Services	**112,877.48**
Other Business Expenses	
Dues & subscriptions	224.00
Electronics expense	1,088.98
Office Supplies	1,626.88
Shipping, Freight & Delivery	307.42
Software & SaaS tools	18,073.34
Website/Email Hosting	961.03
Total Other Business Expenses	**22,281.65**
Other Miscellaneous Expense	109.65
Reimbursable Expenses	644.29
Relocation expense	1,500.00
Sales, General & Administrative Expenses	
Auto Expense	7,300.00
Business Development	22,344.75
Consulting - Product Development	6,000.00
Hiring & Recruiting	2,158.16

Rad Technologies Inc

PROFIT AND LOSS
January - December 2019

	TOTAL
Office	
Rent & Lease	56,990.66
Employee Housing Rental	2,400.00
Total Rent & Lease	**59,390.66**
Repairs & Maintenance	200.00
Utilities	
Cellular, telephone & Internet	154.20
Total Utilities	**154.20**
Total Office	**59,744.86**
Payroll Expenses	
Administrative	25,423.50
CTO	8,000.00
Executive Compensation	267,549.91
Executive Personal Expenses	6,000.00
Total Executive Compensation	**273,549.91**
Sales	197,477.58
Total Payroll Expenses	**504,450.99**
Sales Commission	25,970.79
Taxes & Licenses	102.00
Total Sales, General & Administrative Expenses	**628,071.55**
Technology	
Payroll / Contractors	21,850.00
Gig Contractors	-407.44
Project Management	75,475.74
Technology Consulting Services	9,210.00
Total Payroll / Contractors	**106,128.30**
Total Technology	**106,128.30**
Travel & Entertainment	15,441.27
Airfare	8,286.46
Car & Truck	459.09
Hotel	5,576.60
Meals	23,020.62
Parking	289.50
Uber/Cabs/Rental Cars	13,008.35
Total Travel & Entertainment	**66,081.89**
Total Expenses	**$1,106,486.23**
NET OPERATING INCOME	**$ -672,435.32**

Rad Technologies Inc

PROFIT AND LOSS

January - December 2019

	TOTAL
Other Income	
Interest Earned	117.72
Total Other Income	**$117.72**
Other Expenses	
Depreciation Expense	69,218.86
Interest Expense	4,069.95
Total Other Expenses	**$73,288.81**
NET OTHER INCOME	**$ -73,171.09**
NET INCOME	**$ -745,606.41**